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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                            Telocity Delaware, Inc.
                            -----------------------
                           (Name of Subject Company)

                            Telocity Delaware, Inc.
                            -----------------------
                       (Name of Person Filing Statement)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                     87971D
                     (CUSIP Number of Class of Securities)

                                  Edward Hayes
                                  ------------
                           Executive Vice President,
                            Chief Financial Officer
                            Telocity Delaware, Inc.
                            10355 North DeAnza Blvd.
                          Cupertino, California 95014
                                 (408) 863-6600

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With Copies to

                            Diane Holt Frankle, Esq.
                        Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1825
                                 (650) 833-2000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Preliminary communication filed as part of this Schedule.

1. Transcript of conference call, dated January 25, 2001, concerning financial results for the fourth quarter and year-ended December 31, 2000.

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TELOCITY

Fourth Quarter and Year 2000 Conference Call
January 25, 2001, 2:00 pm PST, 5:00 pm EST


Operator:

Good afternoon everyone, and welcome to the Telocity Conference Call to discuss the company's fourth quarter and year-end operating results. As a reminder, today's call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to the company's Director of Investor Relations, Ms. Lynne Farris. Ms. Farris, please go ahead.

Lynne Farris:

Thank you Operator. And good afternoon ladies and gentlemen, and welcome to our fourth quarter and year-end conference call. With me today are Telocity's President and CEO, Patti Hart, and Chief Financial Officer, Ned Hayes.

Patti will begin the call by reviewing our progress during the quarter. And Ned will follow with a detailed discussion of the operating results. Then we will finish up with enough time for the Q&A.

Please note that various remarks that make on this call that are not strictly historical, such as statements about our future plans and prospects, constitute forward looking statements for the purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act. Actual results could differ materially from those projected in the forward-looking statements.

Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements are contained in Telocity's current quarterly report on Form 10Q, and its other filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC's Web site at http:\\www.SEC.gov.

Now we will turn the call over to Patti.

Patti Hart:

Thank you Lynne. And thanks to all of you who have joined us today. We are proud to announce that once again we have executed on our business plan, and met or exceeded our three major performance metrics - subscriber growth, deployment, and operational efficiencies.

We achieved these goals in the face of market uncertainty. While continuing our operational focus, we were also actively seeking alternative funding sources. Our hard work on behalf of all of our constituencies allowed us to announce on December 21 that we had signed a definitive agreement with HUGHES Electronics, wherein they agreed to acquire all the outstanding shares of Telocity for $180 million in cash.

While management was working to negotiate and document this transaction, the rest of the company was focused on executing our plan, building our subscriber base, fielding customer inquiries, providing customer support, and developing value-added new services.

We reached a total of 47,911 subscribers by year-end, doubling the size of our subscriber base on a sequential basis from 23,494 in the third quarter. Sequentially, revenues in the fourth quarter advanced 63% to $4.7 million from $2.9 million in the third quarter, while our service area expanded to more than 150 metropolitan statistical areas.

Telocity's growth benefited from the positive impact of our existing network of Affinity partners, including a promotional program with Amazon.com, as well as from the new partners we added, such as Real Networks, Egghead.com and Sallie Mae.

Our expanding network of Affinity partners enables Telocity to identify highly targeted audiences that are most likely to use our broad-band service, while at the same time lowering our customer acquisition cost.

Further, we implemented a new and successful interactive sales tool, which is used to pre-qualify and sign up new subscribers. As we scaled our subscriber base, we encountered challenges with stability in our network, and process capacity, both organizational and technical.

To address these issues, we focused on improving our management from network equipment vendors. Additionally, we improved our route qualification process, increased staff within our customer service and technical support organizations, and upgraded our hardware and software to bolster the integrity of our networks.

As a result of our marketing efforts and growing demand, net installable backlog almost doubled on a sequential basis to 13,645 pre-qualified customers, compared with approximately 7,200 at the end of the third quarter.

As we previously announced, we have entered into an agreement with HUGHES Electronics for the acquisition of Telocity through a tender offer and follow-on merger in which Telocity shareholders will receive $2.15 per share, or a 53% premium over the market price at the time of the announcement.

Before turning the call over to Ned for a more detailed discussion of our operating results, I want to thank all of our employees for their dedication and hard work in helping us achieve our operational goals this past quarter.

We have assembled an incredible team of individuals, and they deserve our heartfelt thanks. Ned?


Ned Hayes:

Thanks Patti. And good afternoon everyone. Consistent with our previous conference calls with investors and analysts, I will be communicating how our financial results demonstrate our progress against our three key performance metrics - growth, deployment and efficiency.

As many of you know, one of the biggest challenge we faced going into the fourth quarter was the need for additional funding. That option became very challenging as the NASDAQ went into a free-fall decline during that period.

I will remind you that the NASDAQ closed at thirty-five sixty-nine on the first day of the fourth quarter, and declined 36%, to close at twenty-three thirty-three the day before we announced HUGHES' intent to acquire Telocity.

Coincidentally, the capital markets became inhospitable for funding emerging telecom companies like ourselves. However, our consistent execution of our business plan enabled us to secure an agreement with HUGHES, one of the nation's leading multi-channel entertainment and content companies.

They have agreed to acquire Telocity at a premium on the market price of our shares the day before the transaction was announced. And we believe this was no small feat. This was due in large part to our demonstrated ability to execute on our plan in very turbulent markets, and with an uncertainty around our funding.

In light of the volatility and uncertainty in the markets today, we believe the agreement is in the best interests of all our constituencies, first and foremost, and shareholders.

As Patti mentioned earlier, we are pleased to report that we continued to meet or exceed our defined metrics on subscriber growth, network deployment and operational efficiencies. Our subscriber base doubled. It's almost 48,000 subscribers by the end of the fourth quarter.

As a result, on a sequential basis, revenues grew by 63% to $4.7 million from $2.9 million in the third quarter, and more than 35 times the revenue of $130,000 in the fourth quarter of 1999.

And again, over 90% of our revenues in Q4 represented recurring revenue streams. We reached our subscriber target through organic growth. But additionally, we capitalized on a unique one-time market dynamic wherein we transitioned blocks of DSL customers from several ailing ISPs, relatively late in the quarter.

These late in the subscriber additions provided upside to our subscriber growth, but provided no significant revenue benefit in the quarter. We obviously look forward to these revenue streams in future quarters.

While this migration process created special challenges for our technical support and customer service organizations, we believe we expedited their migration in a timely manner, and that we will be able to sustain a satisfied customer base from these new sources.

We will continue to review the landscape. And when it makes sense from a quality of customer and a cost of customer acquisition viewpoint, we will consider further selective additions of customers from struggling ISPs and other companies who may be exiting the residential marketplace.

The combined power of our advertising campaigns and the Affinity Partnership Network, has helped us generate a larger install base, and an increase in our net installable backlog, which almost doubled from third quarter levels to 13,645 pre-qualified DSL customers.

Regarding our deployment metrics, we extended our reach in Q4 to achieve our year-end target of 150 MSAs, as compared with 140 MSAs in Q3. With this MSA coverage, we believe we can offer our services to more than half of the households in the US right now.

Also during the quarter we began accepting orders for our new connect and protect value-added services offering, which includes increased firewall security features, and the ability to connect up to five home computers through one portal.

Initial uptake for this service has been strong. As you know, the Telocity gateway is designed to enable other value-added services that include unified messaging, home automation, video on demand, multimedia capabilities, and video messaging.

All these capabilities were demonstrated at the January Consumer Electronics Show, where our proprietary residential gateway received the Innovations of the Year Award for home networking.

Moving on to operational efficiencies, we continue to maintain ((inaudible)) in a range of $47 to $48 per month, which was roughly equivalent to the levels seen in the previous quarter. SG&A expenses for the quarter increased to approximately $23.6 million, from $18.4 million in Q3.

Cash-based marketing and sales expenses returned to normal levels following Q3, during which we relied extensively on non-cash based advertising credits. During Q4 we spent approximately $10.7 million in our non-cash based advertising inventory from NBCi, leaving us with a balance of approximately $23-1/2 million going forward.

Our loss, before interest, taxes, depreciation, amortization, non-cash stock based comp, and other non-operating income or expenses or our EBITDA, increased to $33.3 million from a loss of $28.6 million in the third quarter. We continued to invest in growing our subscriber base and the infrastructure necessary for scaling our business going forward.

On a pro forma basis, excluding the amortization of stock-based comp, the company reported a net loss of $38.1 million or 50 cents per share, based on 77 million shares outstanding.

On a sequential basis, excluding the amortization of stock-based comp, this compares with a net loss of $32 million or 42 cents per share, based on 75.5 million shares outstanding for the third quarter ended September 30.

We continued to employ disciplined fiscal management and asset optimization during the fourth quarter. At the end of the quarter we held cash and cash equivalents of $44.4 million, as compared to $80 million at the end of Q3.

This cash balance should enable us to run our operations well into Q1 2001. And our agreement with HUGHES offers us access to $20 million of interim financing through the transaction's close.

To comply with open and fair disclosure, I would like to provide you with some forward-looking guidance on Telocity on a standalone basis for the first quarter of 2001.

Before I begin, let me remind you that there are risks associated with forward-looking projections. And actual results may vary materially from those described.

For a detailed outline of those risks associated with the following forward-looking commentary, we ask that you refer to our most Form 10Q or our Form S1 Registration Statement, along with other filings we have made with the SEC.

Most importantly, our ability to achieve any of our projections depends upon our ability to secure in the short-term substantial additional financing or to complete the proposed transaction with HUGHES.

We will not make further comments on the current quarter or future expectations until we make an announcement publicly. The transaction with HUGHES is continuing to progress as scheduled. And the tender offer is expected to close at the end of the first quarter, or beginning of the second quarter, assuming all conditions are satisfied.

On a standalone basis, assuming financing, we remain comfortable with the analyst consensus estimates for the first quarter. We expect to reach a total of approximately 66,000 broad band subscribers, average revenue per user ranging between $47 and $48 per month, and an EBITDA loss of approximately $50 million.

With that guidance, I will turn the call back over to Patti.

Patti Hart:

Thanks so much Ned. We have developed and distributed an award-winning residential gateway that enables a wide range of broad band services. We have invested in building an infrastructure capable of attracting new customers, and in maintaining a loyal, satisfied base of existing customers.

These strengths have allowed us to negotiate the transaction with HUGHES Electronics. We want to thank you very much for joining us today. And now we would like to take some time to turn the call over to our investors for their questions. Operator?

Operator:

Thank you ma'am. Today's question and answer session will be conducted electronically. Anyone who would like to ask a question may do so by pressing the star key followed by the digit one on your touch tone telephone.

Once again, if you would like to ask a question, press star, followed by the digit one on your touch-tone telephone. We will pause momentarily to assemble our roster.

Once again, if you would like to ask a question, press star followed by one on your touch tone phone.

Miss Hart, at this time there appears to be no questions. I will turn the call back over to you.

Patti Hart:

Great. Thank you very much. And thanks everyone for joining us - a celebration of a terrific end to the year 2000 and the fourth quarter for Telocity. And looking forward to completing the transaction that is in front of us and focusing on that, and continuing to grow the subscribers in the broad band marketplace.

So thanks everyone for joining us.

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